AVITAR, INC.
                                   65 DAN ROAD
                                CANTON, MA 02021


March 4, 2005


Gary Todd
Reviewing Accountant
United States Securities and Exchange Commission
Mail Stop 0306
Washington, DC 02509

         Re:  Review of Avitar, Inc. Form 10-KSB for the Fiscal Year Ended
                 September 30, 2004 (SEC File No. 1-15695)

Dear Mr. Todd:

The following is our response to your letter dated February 4, 2005 containing comments on the review of our Form 10-KSB for the fiscal year ended September 30, 2004 (references are to numbered paragraphs in your letter). The amended Form 10-KSB including amended Consolidated Financial Statements referred to in our responses have been filed.

Form 10-KSB for the Fiscal Year Ended September 30, 2004

Item 6.  Management's Discussion and Analysis or Plan of Operation

             Results of Operations

1 Form 10-KSB has been amended to include factors responsible for decreased sales of foam products.

2 Form 10-KSB has been amended to quantify the various items that benefited gross margin.

3. Form 10-KSB has been amended to explain the reason for the expense for product replacements and why a significant amount of inventory expired.

4. The Company has no obligation to replace expired inventory including that held by its customers.

5. The MD&A in the Form 10-KSB has been amended to describe the cost reduction program that was implemented by management due to capital constraints that the Company experienced during Fiscal 2003. Since these cost reductions were not attributable to a restructuring of the business, no disclosures are required under SAB Topic 5-P.


6. No disclosures are required pursuant to FAS 146 since the cost reductions were not related to exit or disposal activities.

7. Form 10-KSB has been amended to identify, and describe the reasons for, the increases in the expense items that resulted in an offset to the expense control initiatives.

8. Form 10-KSB has been amended to explain that sales and marketing expenses increases were a result of additional sales and marketing resources employed during the latter part of Fiscal 2004.

9. Form 10-KSB has been amended to more fully describe the basis for the reduction in accrued royalties. In 1999, the Company entered into a product development agreement with a supplier to develop certain components of oral fluid drugs of abuse tests (a three panel test and a five panel test) Under the terms of this agreement:

o The supplier would develop these components in accordance with the Development Program specifications set forth in the agreement;

o The Company was entitled to all proprietary rights to all products developed under the agreement; o The supplier was to manufacture and supply components of the drug tests to the Company for the price established in the agreement;

o The Company paid the supplier monthly fees as compensation for the Development Program;

o Upon completion of the Development Program, the Company would pay the supplier royalty payments based on the Company's gross sales of the products developed under the agreement.

     During the period from 1999 to 2002, the Company did sell drug tests that included components of the drug tests developed and furnished by the supplier. Based on the sales of these drug tests and the expectation that the supplier would complete its obligations in connection with the Development Program, the Company accrued royalties due to the supplier upon completion of the Development Program. In 2002, the Company notified the supplier that the supplier failed to perform its obligations under the agreement as specified in the Development Program for which it had received substantial payments. Since that time, the supplier has done nothing to cure this default. In view of this lapse in time and that other product undertakings by the supplier would prevent the supplier from ever curing any of its defaults under the agreement, there was no longer any need to maintain the royalty reserve for this supplier.



            Financial Condition and Liquidity

10. Form 10-KSB has been amended to provide a more complete analysis and explanation of the sources and uses of operating resources.

11. Form 10-KSB has been amended to explain the change in the components of working capital as they impact cash flows from operations.

12. Form 10-KSB has been amended to describe why there was an increase in accounts receivables in light of the decrease in sales for Fiscal 2004.

13. Form 10-KSB has been amended to provide more disclosure about the Company's listing standards compliance plan with AMEX. With respect to implications for investors if the Company were delisted from the AMEX, it would be difficult for the Company to determine or predict for its 9,000+ current shareholders or potential investors the implications of such an action by AMEX. Based on the disclosure that delisting could result if the Company does not comply with the plan, shareholders or potential investors would be in the best position to assess how delisting would impact upon their investment or potential investment.

           Critical Accounting Policies

14. Form 10-KSB has been amended to provide expanded disclosure on the Company's revenue recognition policy.

           Item 8A.  Controls and Procedures

15. Form 10-KSB has been amended to include that the officers' conclusions that controls and procedures in place are effective as well as adequate.

Consolidated Financial Statements

Note 2.  Summary of Significant Accounting Policies

           Inventories

16. Consolidated Financial Statements have been amended to describe the process used to assess inventory for potential impairment.


            Long-lived Assets

17. Consolidated Financial Statements have been amended to describe the policies and practices for applying FAS 144.

Note 6.  Goodwill

18.  Consolidated   Financial   Statements  have  been  amended  to  state  that
     management was responsible for the valuation of goodwill.

     In connection with our response to your comments, it is understood by the Company that:

o The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

o SEC staff comments or changes to disclosure in response to SEC staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions regarding the responses contained herein, please contact me at (781) 821-2440, extension 139.

Sincerely,



Jay C. Leatherman, Jr
Chief Financial Officer